September 12, 2018	Melanie Zimdars Chief Compliance Officer 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7174 Melanie.Zimdars@invesco.com www.invesco.com

VIA EDGAR SUBMISSION

Securities & Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Invesco Exchange-Traded Self-Indexed Fund Trust, File No. 811-23304

To Whom it May Concern:

Enclosed for filing pursuant to Rule 17g-1(g) of the Investment Company Act of 1940, as amended (the “Act”) are the following documents regarding the joint insured fidelity bond for the above-referenced investment company.

1.	A copy of the Investment Company Blanket Bond with attached riders pertaining thereto;

2.	A copy of the Resolution to the Consideration of the Fidelity Bond;

3.

A statement showing the amount of the single insured bond which each of the above-referenced investment companies would have provided and maintained had each investment company not been named as an insured under a joint insured bond;

4.	A statement as to the period for which the premium has been paid;

5.	A copy of the Agreement Regarding Allocation of Recoveries Under Joint Insured Bond;

6.	Amended Riders 7 and 8 to the Investment Company Blanket Bond No. 07722117B; and

7.	A copy of the Resolutions relating to the Amended Riders 7 and 8 to the Investment Company Blanket Bond No. 07722117B.

Melanie Zimdars Chief Compliance Officer 3500 Lacey Road, Suite 700 Downers Grove, IL 60515 630-868-7174 Melanie.Zimdars@invesco.com www.invesco.com

If you should need any additional information, please contact me at 630.868.7174.

Sincerely,

/s/ Melanie Zimdars

Melanie Zimdars

Chief Compliance Officer

Cc: Anna Paglia

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

INVESTMENT COMPANY BLANKET BOND

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

1401 H St. NW

Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1.	Name of Insured (the “Insured”)		Bond Number:
	PowerShares Exchange-Traded Fund Trust		07722117B

	Principal Office:	Mailing Address:
	3500 Lacey Road, Suite 700	2 Peachtree Point
	Downers Grove, IL 60515	1555 Peachtree Street, NE
Atlanta, GA 30309
Item 2.

Bond Period: from 12:01 a.m. on July 31, 2017, to 12:01 a.m. on July 31, 2018, or the earlier effective date of the termination of this Bond, standard time at the Principal Office as to each of said dates.

Item 3.	Limit of Liability—
Subject to Sections 9, 10 and 12 hereof:

		LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
Insuring Agreement A-	FIDELITY	$12,500,000	Not Applicable
Insuring Agreement B-	AUDIT EXPENSE	$100,000	$5,000
Insuring Agreement C-	ON PREMISES	$12,500,000	$100,000
Insuring Agreement D-	IN TRANSIT	$12,500,000	$100,000
Insuring Agreement E-	FORGERY OR ALTERATION	$12,500,000	$100,000
Insuring Agreement F-	SECURITIES	$12,500,000	$100,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$12,500,000	$100,000
Insuring Agreement H-	UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$5,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	Not Covered	Not Covered
If “Not Covered” is inserted opposite any Insuring Agreement above, such Insuring Agreement and any reference thereto shall be deemed to be deleted from this Bond.
OPTIONAL INSURING AGREEMENTS ADDED BY RIDER:

Insuring Agreement J-	COMPUTER SECURITY	$12,500,000	$100,000

Item 4.

Offices or Premises Covered—All the Insured’s offices or other premises in existence at the time this Bond becomes effective are covered under this Bond, except the offices or other premises excluded by Rider. Offices or other premises acquired or established after the effective date of this Bond are covered subject to the terms of General Agreement A.

Item 5.

The liability of ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”) is subject to the terms of the following Riders attached hereto:

Riders: 1-2-3-4-5-6

and of all Riders applicable to this Bond issued during the Bond Period.

By:	/s/ Maggie Sullivan	By:	/s/ John Mulligan
	Authorized Representative		Authorized Representative

Bond (10/15)

INVESTMENT COMPANY BLANKET BOND

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group (the “Underwriter”), in consideration of an agreed premium, and in reliance upon the Application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations and other terms of this bond (including all riders hereto) (“Bond”), to the extent of the Limit of Liability and subject to the Deductible Amount, agrees to indemnify the Insured for the loss, as described in the Insuring Agreements, sustained by the Insured at any time but discovered during the Bond Period.

INSURING AGREEMENTS

A.	FIDELITY

Loss caused by any Dishonest or Fraudulent Act or Theft committed by an Employee anywhere, alone or in collusion with other persons (whether or not Employees), during the time such Employee has the status of an Employee as defined herein, and even if such loss is not discovered until after he or she ceases to be an Employee, EXCLUDING loss covered under Insuring Agreement B.

B.	AUDIT EXPENSE

Expense incurred by the Insured for that part of audits or examinations required by any governmental regulatory authority or Self Regulatory Organization to be conducted by such authority or Organization or by an independent accountant or other person, by reason of the discovery of loss sustained by the Insured and covered by this Bond.

C.	ON PREMISES

Loss resulting from Property that is (1) located or reasonably believed by the Insured to be located within the Insured’s offices or premises, and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A.

D.	IN TRANSIT

Loss resulting from Property that is (1) in transit in the custody of any person authorized by an Insured to act as a messenger, except while in the mail or with a carrier for hire (other than a Security Company), and (2) the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance, EXCLUDING loss covered under Insuring Agreement A. Property is “in transit” beginning immediately upon receipt of such Property by the transporting person and ending immediately upon delivery at the specified destination.

E.	FORGERY OR ALTERATION

Loss caused by the Forgery or Alteration of or on (1) any bills of exchange, checks, drafts, or other written orders or directions to pay certain sums in money, acceptances, certificates of deposit, due bills, money orders, or letters of credit; or (2) other written instructions, requests or applications to the Insured, authorizing or acknowledging the transfer, payment, redemption, delivery or receipt of Property, or giving notice of any bank account, which instructions or requests or applications purport to have been signed or endorsed by (a) any customer of the Insured, or (b) any shareholder of or subscriber to shares issued by any Investment Company, or (c) any financial or banking institution or stockbroker; or (3) withdrawal orders or receipts for the withdrawal of Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer or of another Investment Company for which the Insured acts as agent. This Insuring Agreement E does not cover loss caused by Forgery or Alteration of Securities or loss covered under Insuring Agreement A.

F.	SECURITIES

Loss resulting from the Insured, in good faith, in the ordinary course of business, and in any capacity whatsoever, whether for its own account or for the account of others, having acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability on the faith of any Securities, where such loss results from the fact that such Securities (1) were Counterfeit, or (2) were lost or stolen, or (3) contain a Forgery or Alteration, and notwithstanding whether or not the act of the Insured causing such loss violated the constitution, by-laws, rules or regulations of any Self Regulatory Organization, whether or not the Insured was a member thereof, EXCLUDING loss covered under Insuring Agreement A.

G.	COUNTERFEIT CURRENCY

Loss caused by the Insured in good faith having received or accepted (1) any money orders which prove to be Counterfeit or to contain an Alteration or (2) paper currencies or coin of the United States of America or Canada which prove to be Counterfeit. This Insuring Agreement G does not cover loss covered under Insuring Agreement A.

H.	UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from the payment of dividends, issuance of Fund shares or redemptions or exchanges permitted from an account with the Fund as a consequence of

(1)	uncollectible Items of Deposit of a Fund’s customer, shareholder or subscriber credited by the Insured or its agent to such person’s Fund account, or

(2)	any Item of Deposit processed through an automated clearing house which is reversed by a Fund’s customer, shareholder or subscriber and is deemed uncollectible by the Insured;

PROVIDED, that (a) Items of Deposit shall not be deemed uncollectible until the Insured’s collection procedures have failed, (b) exchanges of shares between Funds with exchange privileges shall be covered hereunder only if all such Funds are insured by the Underwriter for uncollectible Items of Deposit, and (c) the Insured Fund shall have implemented and maintained a policy to hold Items of Deposit for the minimum number of days stated in its Application (as amended from time to time) before paying any dividend or permitting any withdrawal with respect to such Items of Deposit (other than exchanges between Funds). Regardless of the number of transactions between Funds in an exchange program, the minimum number of days an Item of Deposit must be held shall begin from the date the Item of Deposit was first credited to any Insured Fund.

This Insuring Agreement H does not cover loss covered under Insuring Agreement A.

I.	PHONE/ELECTRONIC TRANSACTIONS

Loss caused by a Phone/Electronic Transaction, where the request for such Phone/Electronic Transaction:

(1)	is transmitted to the Insured or its agents by voice over the telephone or by Electronic Transmission; and

(2)	is made by an individual purporting to be a Fund shareholder or subscriber or an authorized agent of a Fund shareholder or subscriber; and

(3)	is unauthorized or fraudulent and is made with the manifest intent to deceive;

PROVIDED, that the entity receiving such request generally maintains and follows during the Bond Period all Phone/Electronic Transaction Security Procedures with respect to all Phone/Electronic Transactions; and

EXCLUDING loss resulting from:

(1)	the failure to pay for shares attempted to be purchased; or

(2)

any redemption of Investment Company shares which had been improperly credited to a shareholder’s account where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be paid or made payable to other than (a) the Shareholder of Record, or (b) any other person or bank account designated to receive redemption proceeds (i) in the initial account application, or (ii) in writing (not to include Electronic Transmission) accompanied by a signature guarantee; or

(4)

any redemption of shares issued by an Investment Company where the proceeds of such redemption were requested to be sent to other than any address for such account which was designated (a) in the initial account application, or (b) in writing (not to include Electronic Transmission), where such writing is received at least one (1) day prior to such redemption request, or (c) by voice over the telephone or by Electronic Transmission at least fifteen (15) days prior to such redemption; or

(5)	the intentional failure to adhere to one or more Phone/Electronic Transaction Security Procedures; or

(6)	a Phone/Electronic Transaction request transmitted by electronic mail or transmitted by any method not subject to the Phone/Electronic Transaction Security Procedures; or

(7)	the failure or circumvention of any physical or electronic protection device, including any firewall, that imposes restrictions on the flow of electronic traffic in or out of any Computer System.

This Insuring Agreement I does not cover loss covered under Insuring Agreement A, “Fidelity” or Insuring Agreement J, “Computer Security”.

GENERAL AGREEMENTS

A.	ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION OR MERGER—NOTICE

1.

Except as provided in paragraph 2 below, this Bond shall apply to any additional office(s) established by the Insured during the Bond Period and to all Employees during the Bond Period, without the need to give notice thereof or pay additional premiums to the Underwriter for the Bond Period.

2.	If during the Bond Period an Insured Investment Company shall merge or consolidate with an institution in which such Insured is the surviving entity, or purchase substantially all the assets or capital stock of another institution, or acquire or create a separate investment portfolio, and shall within sixty (60) days notify the Underwriter thereof, then this Bond shall automatically apply to the Property and Employees resulting from such merger, consolidation, acquisition or creation from the date thereof; provided, that the Underwriter may make such coverage contingent upon the payment of an additional premium.

B.	WARRANTY

No statement made by or on behalf of the Insured, whether contained in the Application or otherwise, shall be deemed to be an absolute warranty, but only a warranty that such statement is true to the best of the knowledge of the person responsible for such statement.

C.	COURT COSTS AND ATTORNEYS’ FEES

The Underwriter will indemnify the Insured against court costs and reasonable attorneys’ fees incurred and paid by the Insured in defense of any legal proceeding brought against the Insured seeking recovery for any loss which, if established against the Insured, would constitute a loss covered under the terms of this Bond; provided, however, that with respect to Insuring Agreement A this indemnity shall apply only in the event that

1.	an Employee admits to having committed or is adjudicated to have committed a Dishonest or Fraudulent Act or Theft which caused the loss; or

2.

in the absence of such an admission or adjudication, an arbitrator or arbitrators acceptable to the Insured and the Underwriter concludes, after a review of an agreed statement of facts, that an Employee has committed a Dishonest or Fraudulent Act or Theft which caused the loss.

The Insured shall promptly give notice to the Underwriter of any such legal proceeding and upon request shall furnish the Underwriter with copies of all pleadings and other papers therein. At the Underwriter’s election the Insured shall permit the Underwriter to conduct the defense of such legal proceeding in the Insured’s name, through attorneys of the Underwriter’s selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such legal proceeding.

If the amount of the Insured’s liability or alleged liability in any such legal proceeding is greater than the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C), or if a Deductible Amount is applicable, or both, the indemnity liability of the Underwriter under this General Agreement C is limited to the proportion of court costs and attorneys’ fees incurred and paid by the Insured or by the Underwriter that the amount which the Insured would be entitled to recover under this Bond (other than pursuant to this General Agreement C) bears to the sum of such amount plus the amount which the Insured is not entitled to recover. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement.

D.	INTERPRETATION

This Bond shall be interpreted with due regard to the purpose of fidelity bonding under Rule 17g-1 of the Investment Company Act of 1940 (i.e., to protect innocent third parties from harm) and to the structure of the investment management industry (in which a loss of Property resulting from a cause described in any Insuring Agreement ordinarily gives rise to a potential legal liability on the part of the Insured), such that the term “loss” as used herein shall include an Insured’s legal liability for direct compensatory damages resulting directly from a misappropriation, or measurable diminution in value, of Property.

THIS BOND, INCLUDING THE FOREGOING INSURING AGREEMENTS

AND GENERAL AGREEMENTS, IS SUBJECT TO THE FOLLOWING

PROVISIONS, CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms used in this Bond shall have the meanings stated in this Section:

A.	“Alteration” means the marking, changing or altering in a material way of the terms, meaning or legal effect of a document with the intent to deceive.

B.	“Application” means the Insured’s application (and any attachments and materials submitted in connection therewith) furnished to the Underwriter for this Bond.

C.

“Computer System” means (1) computers with related peripheral components, including storage components, (2) systems and applications software, (3) terminal devices, (4) related communications networks or customer communication systems, and (5) related electronic funds transfer systems; by which data or monies are electronically collected, transmitted, processed, stored or retrieved.

D.	“Counterfeit” means, with respect to any item, one which is false but is intended to deceive and to be taken for the original authentic item.

E.

“Deductible Amount” means, with respect to any Insuring Agreement, the amount set forth under the heading “Deductible Amount” in Item 3 of the Declarations or in any Rider for such Insuring Agreement, applicable to each Single Loss covered by such Insuring Agreement.

F.

“Depository” means any “securities depository” (other than any foreign securities depository) in which an Investment Company may deposit its Securities in accordance with Rule 17f-4 under the Investment Company Act of 1940.

G.

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss and (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

H.

“Electronic Transmission” means any transmission effected by electronic means, including but not limited to a transmission effected by telephone tones, Telefacsimile, wireless device, or over the Internet.

I.	“Employee” means:

(1)	each officer, director, trustee, partner or employee of the Insured, and

(2)

each officer, director, trustee, partner or employee of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of, such predecessor, and

(3)	each attorney performing legal services for the Insured and each employee of such attorney or of the law firm of such attorney while performing services for the Insured, and

(4)	each student who is an authorized intern of the Insured, while in any of the Insured’s offices, and

(5)	each officer, director, trustee, partner or employee of

(a)	an investment adviser,

(b)	an underwriter (distributor),

(c)	a transfer agent or shareholder accounting recordkeeper, or

(d)	an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as an Insured, BUT ONLY while (i) such officer, partner or employee is performing acts coming within the scope of the usual duties of an officer or employee of an Insured, or (ii) such officer, director, trustee, partner or employee is acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, or (iii) such director or trustee (or anyone acting in a similar capacity) is acting outside the scope of the usual duties of a director or trustee;PROVIDED, that the term “Employee” shall not include any officer, director, trustee, partner or employee of a transfer agent, shareholder accounting recordkeeper or administrator (x) which is not an “affiliated person” (as defined in Section 2(a) of the Investment Company Act of 1940) of an Investment Company named as Insured or of the adviser or underwriter of such Investment Company, or (y) which is a “Bank” (as defined in Section 2(a) of the Investment Company Act of 1940), and

(6)

each individual assigned, by contract or by any agency furnishing temporary personnel, in either case on a contingent or part-time basis, to perform the usual duties of an employee in any office of the Insured, and

(7)

each individual assigned to perform the usual duties of an employee or officer of any entity authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding a processor which acts as transfer agent or in any other agency capacity for the Insured in issuing checks, drafts or securities, unless included under subsection (5) hereof, and

(8)	each officer, partner or employee of

(a)	any Depository or Exchange,

(b)	any nominee in whose name is registered any Security included in the systems for the central handling of securities established and maintained by any Depository, and

(c)	any recognized service company which provides clerks or other personnel to any Depository or Exchange on a contract basis,

while such officer, partner or employee is performing services for any Depository in the operation of systems for the central handling of securities, and

(9)

in the case of an Insured which is an “employee benefit plan” (as defined in Section 3 of the Employee Retirement Income Security Act of 1974 (“ERISA”)) for officers, directors or employees of another Insured (“In-House Plan”), any “fiduciary” or other “plan official” (within the meaning of Section 412 of ERISA) of such In-House Plan, provided that such fiduciary or other plan official is a director, partner, officer, trustee or employee of an Insured (other than an In-House Plan).

Each employer of temporary personnel and each entity referred to in subsections (6) and (7) and their respective partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond.

Brokers, agents, independent contractors, or representatives of the same general character shall not be considered Employees, except as provided in subsections (3), (6), and (7).

J.	“Exchange” means any national securities exchange registered under the Securities Exchange Act of 1934.

K.

“Forgery” means the physical signing on a document of the name of another person (whether real or fictitious) with the intent to deceive. A Forgery may be by means of mechanically reproduced facsimile signatures as well as handwritten signatures. Forgery does not include the signing of an individual’s own name, regardless of such individual’s authority, capacity or purpose.

L.	“Items of Deposit” means one or more checks or drafts.

M.	“Investment Company” or “Fund” means an investment company registered under the Investment Company Act of 1940.

N.

“Limit of Liability” means, with respect to any Insuring Agreement, the limit of liability of the Underwriter for any Single Loss covered by such Insuring Agreement as set forth under the heading “Limit of Liability” in Item 3 of the Declarations or in any Rider for such Insuring Agreement.

O.	“Mysterious Disappearance” means any disappearance of Property which, after a reasonable investigation has been conducted, cannot be explained.

P.	“Non-Fund” means any corporation, business trust, partnership, trust or other entity which is not an Investment Company.

Q.	“Phone/Electronic Transaction Security Procedures” means security procedures for Phone/ Electronic Transactions as provided in writing to the Underwriter.

R.

“Phone/Electronic Transaction” means any (1) redemption of shares issued by an Investment Company, (2) election concerning dividend options available to Fund shareholders, (3) exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, or (4) purchase of shares issued by an Investment Company, which redemption, election, exchange or purchase is requested by voice over the telephone or through an Electronic Transmission.

S.

“Property” means the following tangible items: money, postage and revenue stamps, precious metals, Securities, bills of exchange, acceptances, checks, drafts, or other written orders or directions to pay sums certain in money, certificates of deposit, due bills, money orders, letters of credit, financial futures contracts, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages, and assignments of any of the foregoing, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing (but excluding all data processing records), (1) in which the Insured has a legally cognizable interest, (2) in which the Insured acquired or should have acquired such an interest by reason of a predecessor’s declared financial condition at the time of the Insured’s consolidation or merger with, or purchase of the principal assets of, such predecessor or (3) which are held by the Insured for any purpose or in any capacity.

T.

“Securities” means original negotiable or non-negotiable agreements or instruments which represent an equitable or legal interest, ownership or debt (including stock certificates, bonds, promissory notes, and assignments thereof), which are in the ordinary course of business and transferable by physical delivery with appropriate endorsement or assignment. “Securities” does not include bills of exchange, acceptances, certificates of deposit, checks, drafts, or other written orders or directions to pay sums certain in money, due bills, money orders, or letters of credit.

U.	“Security Company” means an entity which provides or purports to provide the transport of Property by secure means, including, without limitation, by use of armored vehicles or guards.

V.	“Self Regulatory Organization” means any association of investment advisers or securities dealers registered under the federal securities laws, or any Exchange.

W.

“Shareholder of Record” means the record owner of shares issued by an Investment Company or, in the case of joint ownership of such shares, all record owners, as designated (1) in the initial account application, or (2) in writing accompanied by a signature guarantee, or (3) pursuant to procedures as set forth in the Application.

X.	“Single Loss” means:

(1)	all loss resulting from any one actual or attempted Theft committed by one person, or

(2)	all loss caused by any one act (other than a Theft or a Dishonest or Fraudulent Act) committed by one person, or

(3)	all loss caused by Dishonest or Fraudulent Acts committed by one person, or

(4)	all expenses incurred with respect to any one audit or examination, or

(5)	all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

All acts or omissions of one or more persons which directly or indirectly aid or, by failure to report or otherwise, permit the continuation of an act referred to in subsections (1) through (3) above of any other person shall be deemed to be the acts of such other person for purposes of this subsection.

All acts or occurrences or events which have as a common nexus any fact, circumstance, situation, transaction or series of facts, circumstances, situations, or transactions shall be deemed to be one act, one occurrence, or one event.

Y.	“Telefacsimile” means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines or over the Internet.

Z.	“Theft” means robbery, burglary or hold-up, occurring with or without violence or the threat of violence.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

A.

Loss resulting from (1) riot or civil commotion outside the United States of America and Canada, or (2) war, revolution, insurrection, action by armed forces, or usurped power, wherever occurring; except if such loss occurs while the Property is in transit, is otherwise covered under Insuring Agreement D, and when such transit was initiated, the Insured or any person initiating such transit on the Insured’s behalf had no knowledge of such riot, civil commotion, war, revolution, insurrection, action by armed forces, or usurped power.

B.

Loss in time of peace or war resulting from nuclear fission or fusion or radioactivity, or biological or chemical agents or hazards, or fire, smoke, or explosion, or the effects of any of the foregoing.

C.

Loss resulting from any Dishonest or Fraudulent Act committed by any person while acting in the capacity of a member of the Board of Directors or any equivalent body of the Insured or of any other entity.

D.

Loss resulting from any nonpayment or other default of any loan or similar transaction made by the Insured or any of its partners, directors, officers or employees, whether or not authorized and whether procured in good faith or through a Dishonest or Fraudulent Act, unless such loss is otherwise covered under Insuring Agreement A, E or F.

E.

Loss resulting from any violation by the Insured or by any Employee of any law, or any rule or regulation pursuant thereto or adopted by a Self Regulatory Organization, regulating the issuance, purchase or sale of securities, securities transactions upon security exchanges or over the counter markets, Investment Companies, or investment advisers, unless such loss, in the absence of such law, rule or regulation, would be covered under Insuring Agreement A, E or F.

F.

Loss resulting from Property that is the object of Theft, Dishonest or Fraudulent Act, or Mysterious Disappearance while in the custody of any Security Company, unless such loss is covered under this Bond and is in excess of the amount recovered or received by the Insured under (1) the Insured’s contract with such Security Company, and (2) insurance or indemnity of any kind carried by such Security Company for the benefit of, or otherwise available to, users of its service, in which case this Bond shall cover only such excess, subject to the applicable Limit of Liability and Deductible Amount.

G.	Potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except when covered under Insuring Agreement H.

H.

Loss in the form of (1) damages of any type for which the Insured is legally liable, except direct compensatory damages, or (2) taxes, fines, or penalties, including without limitation two-thirds of treble damage awards pursuant to judgments under any statute or regulation.

I.	Loss resulting from the surrender of Property away from an office of the Insured as a result of a threat

(1)

to do bodily harm to any person, except where the Property is in transit in the custody of any person acting as messenger as a result of a threat to do bodily harm to such person, if the Insured had no knowledge of such threat at the time such transit was initiated, or

(2)	to do damage to the premises or Property of the Insured,

unless such loss is otherwise covered under Insuring Agreement A.

J.

All costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this Bond, except to the extent certain audit expenses are covered under Insuring Agreement B.

K.	Loss resulting from payments made to or withdrawals from any account, involving funds erroneously credited to such account, unless such loss is otherwise covered under Insuring Agreement A.

L.	Loss resulting from uncollectible Items of Deposit which are drawn upon a financial institution outside the United States of America, its territories and possessions, or Canada.

M.

Loss resulting from the Dishonest or Fraudulent Acts, Theft, or other acts or omissions of an Employee primarily engaged in the sale of shares issued by an Investment Company to persons other than (1) a person registered as a broker under the Securities Exchange Act of 1934 or (2) an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, which is not an individual.

N.

Loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

O.

Loss resulting from any purchase, redemption or exchange of securities issued by an Investment Company or other Insured, or any other instruction, request, acknowledgement, notice or transaction involving securities issued by an Investment Company or other Insured or the dividends in respect thereof, when any of the foregoing is requested, authorized or directed or purported to be requested, authorized or directed by voice over the telephone or by Electronic Transmission, unless such loss is otherwise covered under Insuring Agreement A or Insuring Agreement I.

P.

Loss resulting from any Dishonest or Fraudulent Act or Theft committed by an Employee as defined in Section 1.I(2), unless such loss (1) could not have been reasonably discovered by the due diligence of the Insured at or prior to the time of acquisition by the Insured of the assets acquired from a predecessor, and (2) arose out of a lawsuit or valid claim brought against the Insured by a person unaffiliated with the Insured or with any person affiliated with the Insured.

Q.

Loss resulting from the unauthorized entry of data into, or the deletion or destruction of data in, or the change of data elements or programs within, any Computer System, unless such loss is otherwise covered under Insuring Agreement A.

SECTION 3. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured’s rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this Bond may have against another named Insured under this Bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this Bond shall not bind the Underwriter without the Underwriter’s written consent.

SECTION 4. LOSS—NOTICE—PROOF—LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder to anyone other than the Insured. As soon as practicable and not more than sixty (60) days after discovery, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

See also General Agreement C (Court Costs and Attorneys’ Fees).

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the Property is Securities and the loss is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of any judgment against the Insured in or settlement of any suit mentioned in General Agreement C or to recover court costs or attorneys’ fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this Bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

SECTION 5. DISCOVERY

For all purposes under this Bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1)	becomes aware of facts, or

(2)	receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances,

which would cause a reasonable person to assume that loss covered by this Bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 6. VALUATION OF PROPERTY

For the purpose of determining the amount of any loss hereunder, the value of any Property shall be the market value of such Property at the close of business on the first business day before the discovery of such loss; except that

(1)

the value of any Property replaced by the Insured prior to the payment of a claim therefor shall be the actual market value of such Property at the time of replacement, but not in excess of the market value of such Property on the first business day before the discovery of the loss of such Property;

(2)

the value of Securities which must be produced to exercise subscription, conversion, redemption or deposit privileges shall be the market value of such privileges immediately preceding the expiration thereof if the loss of such Securities is not discovered until after such expiration, but if there is no quoted or other ascertainable market price for such Property or privileges referred to in clauses (1) and (2), their value shall be fixed by agreement between the parties or by arbitration before an arbitrator or arbitrators acceptable to the parties; and

(3)

the value of books of accounts or other records used by the Insured in the conduct of its business shall be limited to the actual cost of blank books, blank pages or other materials if the books or records are reproduced plus the cost of labor for the transcription or copying of data furnished by the Insured for reproduction.

SECTION 7. LOST SECURITIES

The maximum liability of the Underwriter hereunder for lost Securities shall be the payment for, or replacement of, such Securities having an aggregate value not to exceed the applicable Limit of Liability. If the Underwriter shall make payment to the Insured for any loss of Securities, the Insured shall assign to the Underwriter all of the Insured’s right, title and interest in and to such Securities. In lieu of such payment, the Underwriter may, at its option, replace such lost Securities, and in such case the Insured shall cooperate to effect such replacement. To effect the replacement of lost Securities, the Underwriter may issue or arrange for the issuance of a lost instrument bond. If the value of such Securities does not exceed the applicable Deductible Amount (at the time of the discovery of the loss), the Insured will pay the usual premium charged for the lost instrument bond and will indemnify the issuer of such bond against all loss and expense that it may sustain because of the issuance of such bond.

If the value of such Securities exceeds the applicable Deductible Amount (at the time of discovery of the loss), the Insured will pay a proportion of the usual premium charged for the lost instrument bond, equal to the percentage that the applicable Deductible Amount bears to the value of such Securities upon discovery of the loss, and will indemnify the issuer of such bond against all loss and expense that is not recovered from the Underwriter under the terms and conditions of this Bond, subject to the applicable Limit of Liability.

SECTION 8. SALVAGE

If any recovery is made, whether by the Insured or the Underwriter, on account of any loss within the applicable Limit of Liability hereunder, the Underwriter shall be entitled to the full amount of such recovery to reimburse the Underwriter for all amounts paid hereunder with respect to such loss. If any recovery is made, whether by the Insured or the Underwriter, on account of any loss in excess of the applicable Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the amount of such recovery, net of the actual costs and expenses of recovery, shall be applied to reimburse the Insured in full for the portion of such loss in excess of such Limit of Liability, and the remainder, if any, shall be paid first to reimburse the Underwriter for all amounts paid hereunder with respect to such loss and then to the Insured to the extent of the portion of such loss within the Deductible Amount. The Insured shall execute all documents which the Underwriter deems necessary or desirable to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

Prior to its termination, this Bond shall continue in force up to the Limit of Liability for each Insuring Agreement for each Single Loss, notwithstanding any previous loss (other than such Single Loss) for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to any Single Loss shall be limited to the applicable Limit of Liability irrespective of the total amount of such Single Loss and shall not be cumulative in amounts from year to year or from period to period.

SECTION 10. MAXIMUM LIABILITY OF UNDERWRITER; OTHER BONDS OR POLICIES

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this Bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable Deductible Amount and the other provisions of this Bond. Recovery for any Single Loss may not be made under more than one Insuring Agreement. If any Single Loss covered under this Bond is recoverable or recovered in whole or in part because of an unexpired discovery period under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured, the maximum liability of the Underwriter shall be the greater of either (1) the applicable Limit of Liability under this Bond, or (2) the maximum liability of the Underwriter under such other bonds or policies.

SECTION 11. OTHER INSURANCE

Notwithstanding anything to the contrary herein, if any loss covered by this Bond shall also be covered by other insurance or suretyship for the benefit of the Insured, the Underwriter shall be liable hereunder only for the portion of such loss in excess of the amount recoverable under such other insurance or suretyship, but not exceeding the applicable Limit of Liability of this Bond.

SECTION 12. DEDUCTIBLE AMOUNT

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from any other bond, suretyship or insurance policy or as an advance by the Underwriter hereunder) shall exceed the applicable Deductible Amount; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and the other terms of this Bond.

No Deductible Amount shall apply to any loss covered under Insuring Agreement A sustained by any Investment Company named as an Insured.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this Bond is terminated as to any Investment Company, to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this Bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this Bond as to any Investment Company, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such Investment Company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This Bond will terminate as to any Insured that is a Non-Fund immediately and without notice upon (1) the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter’s standard short rate cancellation tables if this Bond is terminated by the Insured or pro rata if this Bond is terminated by the Underwriter.

Upon the detection by any Insured that an Employee has committed any Dishonest or Fraudulent Act(s) or Theft, the Insured shall immediately remove such Employee from a position that may enable such Employee to cause the Insured to suffer a loss by any subsequent Dishonest or Fraudulent Act(s) or Theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected Dishonest or Fraudulent Act(s) or Theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such Employee, becomes aware that the Employee has committed any Dishonest or Fraudulent Act(s) or Theft.

This Bond shall terminate as to any Employee by written notice from the Underwriter to each Insured and, if such Employee is an Employee of an Insured Investment Company, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 14. RIGHTS AFTER TERMINATION

At any time prior to the effective date of termination of this Bond as to any Insured, such Insured may, by written notice to the Underwriter, elect to purchase the right under this Bond to an additional period of twelve (12) months within which to discover loss sustained by such Insured prior to the effective date of such termination and shall pay an additional premium therefor as the Underwriter may require.

Such additional discovery period shall terminate immediately and without notice upon the takeover of such Insured’s business by any State or Federal official or agency, or by any receiver or liquidator. Promptly after such termination the Underwriter shall refund to the Insured any unearned premium.

The right to purchase such additional discovery period may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured’s business.

SECTION 15. CENTRAL HANDLING OF SECURITIES

The Underwriter shall not be liable for loss in connection with the central handling of securities within the systems established and maintained by any Depository (“Systems”), unless the amount of such loss exceeds the amount recoverable or recovered under any bond or policy or participants’ fund insuring the Depository against such loss (the “Depository’s Recovery”); in such case the Underwriter shall be liable hereunder only for the Insured’s share of such excess loss, subject to the applicable Limit of Liability, the Deductible Amount and the other terms of this Bond.

For determining the Insured’s share of such excess loss, (1) the Insured shall be deemed to have an interest in any certificate representing any security included within the Systems equivalent to the interest the Insured then has in all certificates representing the same security included within the Systems; (2) the Depository shall have reasonably and fairly apportioned the Depository’s Recovery among all those having an interest as recorded by appropriate entries in the books and records of the Depository in Property involved in such loss, so that each such interest shall share in the Depository’s Recovery in the ratio that the value of each such interest bears to the total value of all such interests; and (3) the Insured’s share of such excess loss shall be the amount of the Insured’s interest in such Property in excess of the amount(s) so apportioned to the Insured by the Depository.

This Bond does not afford coverage in favor of any Depository or Exchange or any nominee in whose name is registered any security included within the Systems.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one entity is named as the Insured:

A.

the total liability of the Underwriter hereunder for each Single Loss shall not exceed the Limit of Liability which would be applicable if there were only one named Insured, regardless of the number of Insured entities which sustain loss as a result of such Single Loss,

B.

the Insured first named in Item 1 of the Declarations shall be deemed authorized to make, adjust, and settle, and receive and enforce payment of, all claims hereunder as the agent of each other Insured for such purposes and for the giving or receiving of any notice required or permitted to be given hereunder; provided, that the Underwriter shall promptly furnish each named Insured Investment Company with (1) a copy of this Bond and any amendments thereto, (2) a copy of each formal filing of a claim hereunder by any other Insured, and (3) notification of the terms of the settlement of each such claim prior to the execution of such settlement,

C.

the Underwriter shall not be responsible or have any liability for the proper application by the Insured first named in Item 1 of the Declarations of any payment made hereunder to the first named Insured,

D.

for the purposes of Sections 4 and 13, knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall constitute knowledge or discovery by every named Insured,

E.	if the first named Insured ceases for any reason to be covered under this Bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this Bond, and

F.	each named Insured shall constitute “the Insured” for all purposes of this Bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Within thirty (30) days after learning that there has been a change in control of an Insured by transfer of its outstanding voting securities the Insured shall give written notice to the Underwriter of:

A.	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are registered in another name), and

B.	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

C.	the total number of outstanding voting securities.

As used in this Section, “control” means the power to exercise a controlling influence over the management or policies of the Insured.

SECTION 18. CHANGE OR MODIFICATION

This Bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter’s authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity, in a manner which adversely affects the rights of an Insured Investment Company shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured Investment Company affected thereby.

SECTION 19. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This Bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 1

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Invesco PowerShares Trusts

PowerShares Exchange-Traded Fund Trust, a series fund consisting of:

PowerShares Aerospace & Defense Portfolio

PowerShares Buyback Achievers™ Portfolio

PowerShares Catholic 150 Portfolio

PowerShares Cleantech™ Portfolio

PowerShares Dividend Achievers™ Portfolio

PowerShares DWA Basic Materials Momentum Portfolio

PowerShares DWA Consumer Cyclicals Momentum Portfolio

PowerShares DWA Consumer Staples Momentum Portfolio

PowerShares DWA Energy Momentum Portfolio

PowerShares DWA Financial Momentum Portfolio

PowerShares DWA Healthcare Momentum Portfolio

PowerShares DWA Industrials Momentum Portfolio

PowerShares DWA Momentum Portfolio

PowerShares DWA NASDAQ Momentum Portfolio

PowerShares DWA Technology Momentum Portfolio

PowerShares DWA Utilities Momentum Portfolio

PowerShares Dynamic Aggressive Growth Portfolio

PowerShares Dynamic Banking Portfolio

PowerShares Dynamic Biotechnology & Genome Portfolio

PowerShares Dynamic Building & Construction Portfolio

PowerShares Dynamic Deep Value Portfolio

PowerShares Dynamic Dividend Portfolio

PowerShares Dynamic Energy Exploration & Production Portfolio

PowerShares Dynamic Food & Beverage Portfolio

PowerShares Dynamic Hardware & Consumer Electronics Portfolio

PowerShares Dynamic Insurance Portfolio

PowerShares Dynamic Large Cap Growth Portfolio

PowerShares Dynamic Large Cap Value Portfolio

PowerShares Dynamic Leisure and Entertainment Portfolio

PowerShares Dynamic MagniQuant Portfolio

PowerShares Dynamic Market Portfolio

PowerShares Dynamic Media Portfolio

PowerShares Dynamic Networking Portfolio

PowerShares Dynamic Oil & Gas Services Portfolio

PowerShares Dynamic Pharmaceuticals Portfolio

PowerShares Dynamic Retail Portfolio

PowerShares Dynamic Semiconductors Portfolio

PowerShares Dynamic Software Portfolio

PowerShares Dynamic Telecommunications & Wireless Portfolio

PowerShares Evangelical 150 Portfolio

PowerShares Financial Preferred Portfolio

PowerShares FTSE NASDAQ Small Cap Portfolio

PowerShares FTSE RAFI Basic Materials Sector Portfolio

PowerShares FTSE RAFI Consumer Goods Sector Portfolio

PowerShares FTSE RAFI Consumer Services Sector Portfolio

PowerShares FTSE RAFI Energy Sector Portfolio

PowerShares FTSE RAFI Financials Sector Portfolio

PowerShares FTSE RAFI Healthcare Sector Portfolio

PowerShares FTSE RAFI Industrials Sector Portfolio

PowerShares FTSE RAFI Telecommunications & Technology Sector Portfolio

PowerShares FTSE RAFI US 1000 Portfolio

PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

PowerShares FTSE RAFI Utilities Sector Portfolio

PowerShares Russell Top 200 Equal Weight Portfolio

PowerShares Russell Top 200 Pure Growth Portfolio

PowerShares Russell Top 200 Pure Value Portfolio

PowerShares Russell Midcap Equal Weight Portfolio

PowerShares Russell Midcap Pure Growth Portfolio

PowerShares Russell Midcap Pure Value Portfolio

PowerShares Russell 2000 Equal Weight Portfolio

PowerShares Russell 2000 Pure Growth Portfolio

PowerShares Russell 2000 Pure Value Portfolio

PowerShares Global Listed Private Equity Portfolio

PowerShares Golden Dragon China Portfolio

PowerShares Healthcare Services Portfolio

PowerShares High Growth Rate Dividend Achievers Portfolio

PowerShares High Yield Equity Dividend Achievers™ Portfolio

PowerShares International Dividend Achievers™ Portfolio

PowerShares Lux Nanotech Portfolio

PowerShares Morningstar StockInvestor Core Portfolio

PowerShares NASDAQ Financial-100 Portfolio

PowerShares NASDAQ Internet Portfolio

PowerShares NASDAQ Transportation Portfolio

PowerShares NASDAQ-100 BuyWrite Portfolio

PowerShares NXQ Portfolio

PowerShares S&P 500 BuyWrite Portfolio

PowerShares S&P 500® Quality Portfolio

PowerShares S&P US Stars Portfolio

PowerShares Security Portfolio

PowerShares Water Resources Portfolio

PowerShares WilderHill Clean Energy Portfolio

PowerShares WilderHill Progressive Energy Portfolio

PowerShares Zacks Micro Cap Portfolio

PowerShares Zacks Small Cap Portfolio

PowerShares Dynamic Healthcare Services Portfolio

PowerShares Exchange-Traded Fund Trust II, a series fund consisting of:

PowerShares 1-10 Laddered Treasury Portfolio

PowerShares 1-20 Laddered Treasury Portfolio

PowerShares 1-30 Laddered Treasury Portfolio

PowerShares 1-5 Laddered Treasury Portfolio

PowerShares Aggregate Bond Portfolio

PowerShares Asia-Pacific Water Portfolio

PowerShares California AMT-Free Municipal Bond Portfolio

PowerShares CEF Income Composite Portfolio

PowerShares Chinese Yuan Dim Sum Bond Portfolio

PowerShares Convertible Securities Portfolio

PowerShares CSI Fundamental Greater China Portfolio

PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio

PowerShares Dymanic Developed International Growth Portfolio

PowerShares Dynamic Developed International Value Portfolio

PowerShares DJ Global Exchanges Portfolio

PowerShares DWA Developed Markets Momentum Portfolio

PowerShares DWA Emerging Markets Momentum Portfolio

PowerShares DWA Momentum & Low Volatility Rotation Portfolio

PowerShares DWA Relative Strength Portfolio

PowerShares DWA SmallCap Momentum Portfolio

PowerShares DWA Tactical International Rotation Portfolio

PowerShares DWA Tactical Multi-Asset Income Portfolio

PowerShares DWA Tactical Sector Rotation Portfolio

PowerShares Dynamic Asia Pacific Portfolio

PowerShares Dynamic Australia Portfolio

PowerShares Dynamic Canada Portfolio

PowerShares Dynamic Emerging Markets Portfolio

PowerShares Dynamic Europe Portfolio

PowerShares Dynamic France Portfolio

PowerShares Dynamic Germany Portfolio

PowerShares Dynamic Japan Portfolio

PowerShares Dynamic UK Portfolio

PowerShares Emerging Markets Currency Hedged Low Volatility Portfolio

PowerShares Emerging Markets Infrastructure Portfolio

PowerShares Emerging Markets Sovereign Debt Portfolio

PowerShares Europe Currency Hedged Low Volatility Portfolio

PowerShares Financial Corporate Bond Portfolio

PowerShares FTSE International Low Beta Equal Weight Portfolio

PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

PowerShares FTSE RAFI Australia Portfolio

PowerShares FTSE RAFI Brazil Portfolio

PowerShares FTSE RAFI Canada Portfolio

PowerShares FTSE RAFI China Portfolio

PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

PowerShares FTSE RAFI Emerging Markets Portfolio

PowerShares FTSE RAFI Europe Portfolio

PowerShares FTSE RAFI Europe Small-Mid Portfolio

PowerShares FTSE RAFI France Portfolio

PowerShares FTSE RAFI Germany Portfolio

PowerShares FTSE RAFI Hong Kong Portfolio

PowerShares FTSE RAFI International Real Estate Portfolio

PowerShares FTSE RAFI Japan Portfolio

PowerShares FTSE RAFI Latin America Portfolio

PowerShares FTSE RAFI Mexico Portfolio

PowerShares FTSE RAFI QQQF Portfolio

PowerShares FTSE RAFI South Africa Portfolio

PowerShares FTSE RAFI South Korea Portfolio

PowerShares FTSE RAFI Taiwan Portfolio

PowerShares FTSE RAFI United Kingdom Portfolio

PowerShares Fundamental Emerging Markets Local Debt Portfolio

PowerShares Fundamental High Yield® Corporate Bond Portfolio

PowerShares Fundamental Investment Grade Corporate Bond Portfolio

PowerShares Global Agriculture Portfolio

PowerShares Global Biotech Portfolio

PowerShares Global Clean Energy Portfolio

PowerShares Global Coal Portfolio

PowerShares Global Gold and Precious Metals Portfolio

PowerShares Global Nuclear Energy Portfolio

PowerShares Global Progressive Transportation Portfolio

PowerShares LadderRite 0-5 Year Corporate Bond Portfolio

PowerShares Global Short Term High Yield Bond Portfolio

PowerShares Global Steel Portfolio

PowerShares Global Water Portfolio

PowerShares Global Wind Energy Portfolio

PowerShares Ibbotson Alternative Completion Portfolio

PowerShares Industrial Corporate Bond Portfolio

PowerShares International BuyBack Achievers™ Portfolio

PowerShares International Corporate Bond Portfolio

PowerShares International Listed Private Equity Portfolio

PowerShares Ireland Portfolio

PowerShares Japan Currency Hedged Low Volatility Portfolio

PowerShares KBW Bank Portfolio

PowerShares KBW Capital Markets Portfolio

PowerShares KBW High Dividend Yield Financial Portfolio

PowerShares KBW Insurance Portfolio

PowerShares KBW International Financial Portfolio

PowerShares KBW Premium Yield Equity REIT Portfolio

PowerShares KBW Property & Casualty Insurance Portfolio

PowerShares KBW Regional Banking Portfolio

PowerShares MENA Frontier Countries Portfolio

PowerShares National AMT-Free Municipal Bond Portfolio

PowerShares New York AMT-Free Municipal Bond Portfolio

PowerShares Contrarian Opportunities Portfolio

PowerShares Preferred Portfolio

PowerShares RiverFront Tactical Balanced Growth Portfolio

PowerShares RiverFront Tactical Growth & Income Portfolio

PowerShares Russell 1000 Equal Weight Portfolio

PowerShares Russell 1000 Low Beta Equal Weight Portfolio

PowerShares S&P 500 ex-Rate Sensitive Low Volatility Portfolio

PowerShares S&P 500® High Beta Portfolio

PowerShares S&P 500® High Dividend Low Volatility Portfolio

PowerShares S&P 500® High Momentum Portfolio

PowerShares S&P 500® Low Volatility Portfolio

PowerShares S&P Emerging Markets High Beta Portfolio

PowerShares S&P Emerging Markets Low Volatility Portfolio

PowerShares S&P European Stars Portfolio

PowerShares S&P International Developed High Beta Portfolio

PowerShares S&P International Developed High Quality Portfolio

PowerShares S&P International Developed Low Volatility Portfolio

PowerShares S&P MidCap Low Volatility Portfolio

PowerShares S&P SmallCap Consumer Discretionary Portfolio

PowerShares S&P SmallCap Consumer Staples Portfolio

PowerShares S&P SmallCap Energy Portfolio

PowerShares S&P SmallCap Financials Portfolio

PowerShares S&P SmallCap Health Care Portfolio

PowerShares S&P SmallCap Industrials Portfolio

PowerShares S&P SmallCap Information Technology Portfolio

PowerShares S&P SmallCap Low Volatility Portfolio

PowerShares S&P SmallCap Materials Portfolio

PowerShares S&P SmallCap Utilities Portfolio

PowerShares Senior Loan Portfolio

PowerShares Space and Satellite Portfolio

PowerShares Taxable Municipal Bond Portfolio (f/k/a PowerShares Build America Bond Portfolio)

PowerShares Utilities Corporate Bond Portfolio

PowerShares Variable Rate Preferred Portfolio

PowerShares VRDO Tax-Free Weekly Portfolio

PowerShares S&P 500 Momentum Portfolio

PowerShares S&P 500 Quality Portfolio

PowerShares S&P 500 Value Portfolio

PowerShares 1-10 Laddered Treasury Portfolio

PowerShares 1-20 Laddered Treasury Portfolio

PowerShares 1-30 Laddered Treasury Portfolio

PowerShares 1-5 Laddered Treasury Portfolio

PowerShares Aggregate Bond Portfolio

PowerShares Asia-Pacific Water Portfolio

PowerShares California AMT-Free Municipal Bond Portfolio

PowerShares CEF Income Composite Portfolio

PowerShares Chinese Yuan Dim Sum Bond Portfolio

PowerShares Convertible Securities Portfolio

PowerShares CSI Fundamental Greater China Portfolio

PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio

PowerShares Dymanic Developed International Growth Portfolio

PowerShares Dynamic Developed International Value Portfolio

PowerShares DJ Global Exchanges Portfolio

PowerShares DWA Developed Markets Momentum Portfolio

PowerShares DWA Emerging Markets Momentum Portfolio

PowerShares DWA Momentum & Low Volatility Rotation Portfolio

PowerShares DWA Relative Strength Portfolio

PowerShares DWA SmallCap Momentum Portfolio

PowerShares DWA Tactical International Rotation Portfolio

PowerShares DWA Tactical Multi-Asset Income Portfolio

PowerShares DWA Tactical Sector Rotation Portfolio

PowerShares Dynamic Asia Pacific Portfolio

PowerShares Dynamic Australia Portfolio

PowerShares Dynamic Canada Portfolio

PowerShares Dynamic Emerging Markets Portfolio

PowerShares Dynamic Europe Portfolio

PowerShares Dynamic France Portfolio

PowerShares Dynamic Germany Portfolio

PowerShares Dynamic Japan Portfolio

PowerShares Dynamic UK Portfolio

PowerShares Emerging Markets Currency Hedged Low Volatility Portfolio

PowerShares Emerging Markets Infrastructure Portfolio

PowerShares Emerging Markets Sovereign Debt Portfolio

PowerShares Europe Currency Hedged Low Volatility Portfolio

PowerShares Financial Corporate Bond Portfolio

PowerShares FTSE International Low Beta Equal Weight Portfolio

PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

PowerShares FTSE RAFI Asia Pacific ex-Japan Small-Mid Portfolio

PowerShares FTSE RAFI Australia Portfolio

PowerShares FTSE RAFI Brazil Portfolio

PowerShares FTSE RAFI Canada Portfolio

PowerShares FTSE RAFI China Portfolio

PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

PowerShares FTSE RAFI Emerging Markets Portfolio

PowerShares FTSE RAFI Europe Portfolio

PowerShares FTSE RAFI Europe Small-Mid Portfolio

PowerShares FTSE RAFI France Portfolio

PowerShares FTSE RAFI Germany Portfolio

PowerShares FTSE RAFI Hong Kong Portfolio

PowerShares FTSE RAFI International Real Estate Portfolio

PowerShares FTSE RAFI Japan Portfolio

PowerShares FTSE RAFI Latin America Portfolio

PowerShares FTSE RAFI Mexico Portfolio

PowerShares FTSE RAFI QQQF Portfolio

PowerShares FTSE RAFI South Africa Portfolio

PowerShares FTSE RAFI South Korea Portfolio

PowerShares FTSE RAFI Taiwan Portfolio

PowerShares FTSE RAFI United Kingdom Portfolio

PowerShares Fundamental Emerging Markets Local Debt Portfolio

PowerShares Fundamental High Yield® Corporate Bond Portfolio

PowerShares Fundamental Investment Grade Corporate Bond Portfolio

PowerShares Global Agriculture Portfolio

PowerShares Global Biotech Portfolio

PowerShares Global Clean Energy Portfolio

PowerShares Global Coal Portfolio

PowerShares Global Gold and Precious Metals Portfolio

PowerShares Global Nuclear Energy Portfolio

PowerShares Global Progressive Transportation Portfolio

PowerShares LadderRite 0-5 Year Corporate Bond Portfolio

PowerShares Global Short Term High Yield Bond Portfolio

PowerShares Global Steel Portfolio

PowerShares Global Water Portfolio

PowerShares Global Wind Energy Portfolio

PowerShares Ibbotson Alternative Completion Portfolio

PowerShares Industrial Corporate Bond Portfolio

PowerShares International BuyBack Achievers™ Portfolio

PowerShares International Corporate Bond Portfolio

PowerShares International Listed Private Equity Portfolio

PowerShares Ireland Portfolio

PowerShares Japan Currency Hedged Low Volatility Portfolio

PowerShares KBW Bank Portfolio

PowerShares KBW Capital Markets Portfolio

PowerShares KBW High Dividend Yield Financial Portfolio

PowerShares KBW Insurance Portfolio

PowerShares KBW International Financial Portfolio

PowerShares KBW Premium Yield Equity REIT Portfolio

PowerShares KBW Property & Casualty Insurance Portfolio

PowerShares KBW Regional Banking Portfolio

PowerShares MENA Frontier Countries Portfolio

PowerShares National AMT-Free Municipal Bond Portfolio

PowerShares New York AMT-Free Municipal Bond Portfolio

PowerShares Contrarian Opportunities Portfolio

PowerShares Preferred Portfolio

PowerShares RiverFront Tactical Balanced Growth Portfolio

PowerShares RiverFront Tactical Growth & Income Portfolio

PowerShares Russell 1000 Equal Weight Portfolio

PowerShares Russell 1000 Low Beta Equal Weight Portfolio

PowerShares S&P 500 ex-Rate Sensitive Low Volatility Portfolio

PowerShares S&P 500® High Beta Portfolio

PowerShares S&P 500® High Dividend Low Volatility Portfolio

PowerShares S&P 500® High Momentum Portfolio

PowerShares S&P 500® Low Volatility Portfolio

PowerShares S&P Emerging Markets High Beta Portfolio

PowerShares S&P Emerging Markets Low Volatility Portfolio

PowerShares S&P European Stars Portfolio

PowerShares S&P International Developed High Beta Portfolio

PowerShares S&P International Developed High Quality Portfolio

PowerShares S&P International Developed Low Volatility Portfolio

PowerShares S&P MidCap Low Volatility Portfolio

PowerShares S&P SmallCap Consumer Discretionary Portfolio

PowerShares S&P SmallCap Consumer Staples Portfolio

PowerShares S&P SmallCap Energy Portfolio

PowerShares S&P SmallCap Financials Portfolio

PowerShares S&P SmallCap Health Care Portfolio

PowerShares S&P SmallCap Industrials Portfolio

PowerShares S&P SmallCap Information Technology Portfolio

PowerShares S&P SmallCap Low Volatility Portfolio

PowerShares S&P SmallCap Materials Portfolio

PowerShares S&P SmallCap Utilities Portfolio

PowerShares Senior Loan Portfolio

PowerShares Space and Satellite Portfolio

PowerShares Taxable Municipal Bond Portfolio (f/k/a PowerShares Build America Bond Portfolio)

PowerShares Utilities Corporate Bond Portfolio

PowerShares Variable Rate Preferred Portfolio

PowerShares VRDO Tax-Free Weekly Portfolio

PowerShares S&P 500 Momentum Portfolio

PowerShares S&P 500 Quality Portfolio

PowerShares S&P 500 Value Portfolio

PowerShares India Exchange-Traded Fund Trust, a series fund consisting of:

PowerShares India Portfolio (including PowerShares Mauritius)

PowerShares Actively Managed Exchange-Traded Fund Trust, a series fund consisting of:

PowerShares Active Alpha Multi-Cap Fund

PowerShares Active Alpha Q Fund

PowerShares Active Dorsey Wright Sector Rotation Fund

PowerShares Active Low Duration Fund

PowerShares Active Mega Cap Fund

PowerShares Active Premia Plus Fund

PowerShares Active U.S. Real Estate Fund

PowerShares Bank Loan Fund

PowerShares China A-Share Portfolio

PowerShares Emerging Market Debt Local Currency Fund

PowerShares Government Collateral Pledge Portfolio

PowerShares MBS Opportunity Fund

PowerShares Multi-Strategy Alternative Portfolio

PowerShares S&P 500® Downside Hedged Portfolio

PowerShares Variable Rate Investment Grade Portfolio

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

PowerShares DB Optimum Yield Diversified Commodity Strategy No. K-1 Portfolio (f/k/a PowerShares DB Optimum Yield Diversified Commodity Strategic Portfolio)

PowerShares Bloomberg Commodity Strategy Portfolio

PowerShares Exchange-Traded Self-Indexed Fund Trust

Cayman Entities

PowerShares Bloomberg Commodity Strategy Cayman Ltd.

PowerShares DB Optimum Yield Diversified Commodity Strategy Cayman Ltd.

PowerShares Agriculture Commodity Strategy No. K-1 Cayman Ltd.

PowerShares Energy Commodity Strategy No. K-1 Cayman Ltd.

PowerShares Base Metals Commodity Strategy No. K-1 Cayman Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0001.0-00 (01/02)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 2

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding Section 2.Q of this Bond, this Bond is amended by adding an additional Insuring Agreement J as follows:

J.	COMPUTER SECURITY

Loss (including loss of Property) resulting directly from Computer Fraud; provided, that the Insured has adopted in writing and generally maintains and follows during the Bond Period all Computer Security Procedures. The isolated failure of the Insured to maintain and follow a particular Computer Security Procedure in a particular instance will not preclude coverage under this Insuring Agreement, subject to the specific exclusions herein and in the Bond.

1.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a.

“Authorized User” means any person or entity designated by the Insured (through contract, assignment of User Identification, or otherwise) as authorized to use a Covered Computer System, or any part thereof. An individual who invests in an Insured Fund shall not be considered to be an Authorized User solely by virtue of being an investor.

b.	“Computer Fraud” means the unauthorized entry of data into, or the deletion or destruction of data in, or change of data elements or programs within, a Covered Computer System which:

(1)	is committed by any Unauthorized Third Party anywhere, alone or in collusion with other Unauthorized Third Parties; and

(2)	is committed with the conscious manifest intent (a) to cause the Insured to sustain a loss, and (b) to obtain financial benefit for the perpetrator or any other person; and

(3)

causes (x) Property to be transferred, paid or delivered; or (y) an account of the Insured, or of its customer, to be added, deleted, debited or credited; or (z) an unauthorized or fictitious account to be debited or credited.

c.	“Computer Security Procedures” means procedures for prevention of unauthorized computer access and use and administration of computer access and use as provided in writing to the Underwriter.

d.	“Covered Computer System” means any Computer System as to which the Insured has possession, custody and control.

e.	“Unauthorized Third Party” means any person or entity that, at the time of the Computer Fraud, is not an Authorized User.

f.	“User Identification” means any unique user name (i.e., a series of characters) that is assigned to a person or entity by the Insured.

2.	Exclusions. It is further understood and agreed that this Insuring Agreement J shall not cover:

a.	Any loss covered under Insuring Agreement A, “Fidelity,” of this Bond; and

b.

Any loss resulting directly or indirectly from Theft or misappropriation of confidential or proprietary information, material or data (including but not limited to trade secrets, computer programs or customer information); and

c.	Any loss resulting from the intentional failure to adhere to one or more Computer Security Procedures; and

d.	Any loss resulting from a Computer Fraud committed by or in collusion with:

(1)	any Authorized User (whether a natural person or an entity); or

(2)

in the case of any Authorized User which is an entity, (a) any director, officer, partner, employee or agent of such Authorized User, or (b) any entity which controls, is controlled by, or is under common control with such Authorized User (“Related Entity”), or (c) any director, officer, partner, employee or agent of such Related Entity; or

(3)

in the case of any Authorized User who is a natural person, (a) any entity for which such Authorized User is a director, officer, partner, employee or agent (“Employer Entity”), or (b) any director, officer, partner, employee or agent of such Employer Entity, or (c) any entity which controls, is controlled by, or is under common control with such Employer Entity (“Employer-Related Entity”), or (d) any director, officer, partner, employee or agent of such Employer-Related Entity;

and

e.	Any loss resulting from physical damage to or destruction of any Covered Computer System, or any part thereof, or any data, data elements or media associated therewith; and

f.	Any loss not directly and proximately caused by Computer Fraud (including, without limitation, disruption of business and extra expense); and

g.	Payments made to any person(s) who has threatened to deny or has denied authorized access to a Covered Computer System or otherwise has threatened to disrupt the business of the Insured.

For purposes of this Insuring Agreement, “Single Loss,” as defined in Section 1.X of this Bond, shall also include all loss caused by Computer Fraud(s) committed by one person, or in which one person is implicated, whether or not that person is specifically identified. A series of losses involving unidentified individuals, but arising from the same method of operation, may be deemed by the Underwriter to involve the same individual and in that event shall be treated as a Single Loss.

It is further understood and agreed that nothing in this Rider shall affect the exclusion set forth in Section 2.O of this Bond.

Coverage under this Insuring Agreement shall terminate upon termination of this Bond. Coverage under this Insuring Agreement may also be terminated without terminating this Bond as an entirety:

(a)	by written notice from the Underwriter not less than sixty (60) days prior to the effective date of termination specified in such notice; or

(b)	immediately by written notice from the Insured to the Underwriter.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0019.1-00 (07/13)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 3

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group (“ICI Mutual”), are subject to the requirements of the Terrorism Risk Insurance Act of 2002, as amended (the “Act”). The Act establishes a federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future “insured losses” resulting from certified “acts of terrorism.” (Each of these bolded terms is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified “acts of terrorism” will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for the Federal Share of Compensation of ICI Mutual’s “insured losses” in excess of ICI Mutual’s “insurer deductible” until total “insured losses” of all participating insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability. If total “insured losses” of all property and casualty insurers in excess of a statutorily established aggregate deductible reach the Cap on Annual Liability during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this policy may be reduced as a result.

This policy has no express exclusion for “acts of terrorism.” However, coverage under this policy remains subject to all applicable terms, conditions and limitations of the policy (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the policy for “acts of terrorism” is one percent (1%).

As used herein, “Federal Share of Compensation” shall mean:

85% in calendar year 2015;

84% in calendar year 2016;

83% in calendar year 2017;

82% in calendar year 2018;

81% in calendar year 2019; and

80% in calendar year 2020.

As used herein, “Cap on Annual Liability” shall mean, with respect to total “insured losses” of all participating insurers:

$100 billion in calendar year 2015;

$120 billion in calendar year 2016;

$140 billion in calendar year 2017;

$160 billion in calendar year 2018;

$180 billion in calendar year 2019; and

$200 billion in calendar year 2020.

RN0053.1-00 (02/15)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 4

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company or portfolio provided that the Insured shall submit to the Underwriter annually, a list of all Newly Created Investment Companies or portfolios, the estimated annual assets of each Newly Created Investment Company or portfolio, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Companies or portfolios, unless said prospectuses and statements of additional information have been previously submitted.

For purposes of this Rider, “Newly Created Investment Company or portfolio” shall mean any Investment Company or portfolio for which registration with the SEC has been declared effective for a time period of less than one year.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNV0033.0-00-722 (05/12)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 5

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Section 1.G shall be amended to read as follows:

“Dishonest or Fraudulent Act” means any dishonest or fraudulent act, including “larceny and embezzlement” as defined in Section 37 of the Investment Company Act of 1940, committed with the conscious manifest intent (1) to cause the Insured to sustain a loss or (2) to obtain financial benefit for the perpetrator or any other person (other than salaries, commissions, fees, bonuses, awards, profit sharing, pensions or other employee benefits). A Dishonest or Fraudulent Act does not mean or include a reckless act, a negligent act, or a grossly negligent act.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RNM0014.1-00-722 (10/04)

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 6

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 31, 2017	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that no action involving any Foreign Entity as a party, or otherwise relating to any Foreign Entity may be brought against the Underwriter anywhere other than in a court within the State of Vermont in the United States of America. In the case of any such action, this Bond shall be governed by and construed and enforced only in accordance with (1) the internal laws of the State of Vermont (without reference to choice of law doctrine applicable in such state); and (2) the English text as it appears in this Bond.

It is further understood and agreed that as used in Insuring Agreement E., Forgery or Alteration, Sections 1.I(5), 2.E, and 2.O of this Bond only, the term “Fund” or “Investment Company,” shall be deemed to include the Foreign Funds.

It is further understood and agreed that as used in Insuring Agreement B., Audit Expense, Insuring Agreement F., Securities and Section 2.E of this Bond only, the term “Self Regulatory Organization” shall be deemed to include any association or organization of investment advisers or securities dealers registered or authorized under the securities laws of any government or any securities exchange registered with any government.

It is further understood and agreed that notwithstanding, Section 17 or any other provision of this Bond, this Bond shall terminate immediately as to any Foreign Entity without prior notice to such Foreign Entity:

(1)	if there is a change in control (as defined in Section 17 of this Bond) of such Foreign Entity by transfer of its outstanding voting securities or otherwise, or

(2)

if such Foreign Entity shall merge or consolidate with an entity such that the Foreign Entity is the surviving entity, or purchase or otherwise acquire any other entity or substantially all the assets of another entity, or acquire or create a subsidiary or separate investment portfolio, unless, prior to such change in control, or merger or consolidation, or purchase, or acquisition or creation, respectively (“Event”), the Foreign Entity notifies the Underwriter in writing of the impending Event and the Underwriter, in its sole discretion, determines to continue the Bond upon such terms and conditions as the Underwriter may deem appropriate.

As used herein, “Foreign Entity” shall mean:

all Foreign Funds

As used herein, “Foreign Funds” shall mean:

PowerShares Mauritius

PowerShares Bloomberg Commodity Strategy Cayman Ltd.

PowerShares DB Optimum Yield Diversified Commodity Strategy Cayman Ltd.

PowerShares Agriculture Commodity Strategy No. K-1 Cayman Ltd.

PowerShares Energy Commodity Strategy No. K-1 Cayman Ltd.

PowerShares Base Metals Commodity Strategy No. K-1 Cayman Ltd.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN0014.0-02 (10/08)

Annual Approval of Fidelity Bond with Allocation Agreement

RESOLVED, that giving due consideration to the value of the aggregate assets of the PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares India Exchange-Traded Fund Trust, PowerShares Actively Managed Exchange-Traded Fund Trust, PowerShares Actively Managed Exchange-Traded Commodity Fund Trust and PowerShares Exchange-Traded Self-Indexed Fund Trust (each, a “Trust” and collectively, the “Trusts”), the access to such assets, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under a fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company for the period July 31, 2017 to July 31, 2018, in the amount of $12.5 million is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of each Trust (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the Trusts, and therefore, the appropriate officers of the Trusts be, and they hereby are, authorized to cause the Trusts to obtain the Bond on behalf of the Trusts in the amount designated above; and it is further

RESOLVED, that in accordance with Rule 17g-1(h) under the 1940 Act, the Secretary of the Trusts is hereby designated as the officer of the Trusts who is authorized and directed to make the filings with the Securities and Exchange Commission and give the notices required by Rule 17g-1(g) under the 1940 Act; and it is further

RESOLVED, that after giving due consideration to all relevant factors including, but not limited to, the number of named insureds, the nature of their business activities, the amount of the Bond and its premium, the ratable allocation of the premium among all named insureds, and the extent to which the share of the premium allocated to each Trust is less than the premium such Trust would have had to pay if it had provided and maintained a single insured bond, the participation of each Trust together in the purchase and maintenance of the Bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment of that portion of the premium for such coverage as is allocated to it according to the methodology approved at this meeting be, and hereby is, approved; and it is further

RESOLVED, that the continuation of the joint allocation agreement among the Trusts concerning the Bond, such agreement being in substantially the form presented at this meeting, be, and it hereby is approved; and it is further

RESOLVED, that the proper officers of the Trusts be, and they hereby are, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.

AMOUNT OF THE SINGLE INSURED BOND WHICH EACH INVESTMENT COMPANY WOULD HAVE PROVIDED AND MAINTAINED HAD EACH COMPANY NOT BEEN NAMED AS AN INSURED UNDER A JOINT INSURED BOND

Had the following investment companies not been named as insured under a joint insured bond, pursuant to Rule 17g-1(g)(1)(B)(iii) under the Investment Company Act of 1940, each of them would have provided and maintained a single insured bond in the amounts set forth below:

1. PowerShares Exchange-Traded Fund Trust	$2,500,000.00
2. PowerShares Exchange-Traded Fund Trust II	$2,500,000.00
3. PowerShares Actively Managed Exchange-Traded Fund Trust	$2,500,000.00
4. PowerShares Actively Managed Exchange-Traded Commodity Fund Trust	$2,500,000.00
5. PowerShares India Exchange-Traded Fund Trust	$2,500,000.00

/s/ Adam Henkel	September 25, 2017
Adam Henkel
Chief Compliance Officer

PERIOD FOR WHICH PREMIUMS HAVE BEEN PAID

The premiums for the PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust, PowerShares Actively Managed Exchange-Traded Commodity Fund Trust and PowerShares India Exchange-Traded Fund Trust have been paid for the period July 31, 2017 through July 31, 2018.

By:	/s/ Adam Henkel
Adam Henkel
Chief Compliance Officer
September 25, 2017

FIDELITY BOND

INSURANCE ALLOCATION AGREEMENT

THIS INSURANCE ALLOCATION AGREEMENT (the “Agreement”) is made as of July 31, 2017, by and among the investment companies listed as signatories to this Agreement (each, a “Trust” and collectively, the “Trusts”), each acting on its own behalf and on behalf of each series of the Trusts identified from time to time on Schedule A (each, a “Series”). Each Trust and/or Series is sometimes individually hereinafter referred to as a “Party” or collectively as “Parties”).

WHEREAS, the Parties have been named as insureds (“Insureds”) under a joint fidelity bond (the “Bond”) approved by each Trust’s Board of Trustees (the “Board”);

WHEREAS, the Bond is intended to satisfy the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended; and

WHEREAS, the Parties, in accordance with the requirements of Rule 17g-1(f), desire to establish (i) the criteria by which the premiums for the Bond shall be allocated among the Parties, (ii) the basis on which additional investment companies or series thereof may be added as named Insureds under the Bond, and (iii) the criteria by which the amounts payable under the Bond shall be allocated among the Parties covered under same.

NOW, THEREFORE, it is agreed as follows:

1. Each Series shall pay a percentage of the premium for the Bond, as allocated in such equitable manner as determined by the Boards of Trustees of the Trusts, which amounts are set forth on Schedule B to this Agreement. From time to time adjustments may be made by mutual agreement of the Trusts to the portion of the premiums theretofore paid by a Trust or Series, based on a subsequent change or changes in the net assets of one or more Trusts or the addition or withdrawal of a Trust or Series pursuant to this Agreement.

2. If the insurer issuing the Bond (the “Insurer”) is willing, with or without additional premium, to add, as an Insured under the Bond, any investment company not listed as a signatory to this Agreement or any Series not identified on Schedule A of this Agreement (“Additional Fund”), such addition to the Bond may be made and the Additional Fund shall become a Party hereto, without the need for a formal written amendment, provided that (a) the Board, including a majority of the non-interested trustees, on behalf of each of the existing Trusts and Series that are parties to this Agreement, shall approve such action and (b) the board of directors/trustees, including a majority of the non-interested directors/trustees, on behalf of the Additional Fund, shall approve such action.

3. In the event that the claims of loss of two or more Parties as Insureds under the Bond are so related that the Insurer is entitled to assert that the claims must be aggregated, or in the event that the aggregate recovery by the Insureds under the Bond is less than the aggregate loss incurred by the Insureds that gave rise to the claims, the following rules shall determine, as between the claimants, the priority of satisfaction of the claims under the Bond:

(a)	First, all claims of each Trust which have been duly proven and established under the Bond shall be satisfied up to the minimum amount of the Bond required for such Trust under Rule 17g-1(d); and

(b)	Second, the remaining amount of recovery, if any, shall then be applied to claims of the Parties in proportion to the total of the unsatisfied amount of the claims of all such Parties.

4. This Agreement shall become effective as of the date first above written, and shall remain in full force and effect during the effective period of the Bond as specified therein. Any Party may withdraw from this Agreement and the Bond upon sixty (60) days’ written notice to the other Parties and the Securities and Exchange Commission in accordance with Rule 17g-1 under the Act. The withdrawing Party shall be entitled to receive its proportionate share of any premium refund received from the Insurer.

5. The obligations of any investment company that is a Party hereto and is organized as a Massachusetts business trust are not binding upon any of the trustees or holders of shares of beneficial interest of any such investment company individually, but bind only the respective assets of the investment company or applicable series thereof.

6. This Agreement shall supersede all prior agreements entered into by each Trust with respect to the same matters.

7. Notwithstanding the foregoing, claims made under the Bond during a period prior to the effective date of this Agreement (and any recoveries related to any such claims) shall be subject to the terms of the premium sharing and allocation agreement in effect during that period.

2

IN WITNESS WHEREOF the Trusts have caused this Agreement to be executed by their officers, as appropriate, hereunto duly authorized all as of the day and year first above written.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:

POWERSHARES INDIA EXCHANGE-TRADED FUND TRUST

By:

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED FUND TRUST

By:

POWERSHARES ACTIVELY MANAGED EXCHANGE-TRADED COMMODITY FUND TRUST

By:

POWERSHARES EXCHANGE-TRADED SELF-INDEXED FUND TRUST

By:

3

SCHEDULE A

SERIES

PowerShares Exchange-Traded Fund Trust

1.	PowerShares Dynamic Market Portfolio

2.	PowerShares Russell 2000 Pure Growth Portfolio

3.	PowerShares Russell 2000 Pure Value Portfolio

4.	PowerShares Dynamic Biotechnology & Genome Portfolio

5.	PowerShares Dynamic Food & Beverage Portfolio

6.	PowerShares Dynamic Leisure and Entertainment Portfolio

7.	PowerShares Dynamic Media Portfolio

8.	PowerShares Dynamic Networking Portfolio

9.	PowerShares Dynamic Pharmaceuticals Portfolio

10.	PowerShares Dynamic Semiconductors Portfolio

11.	PowerShares Dynamic Software Portfolio

12.	PowerShares DWA NASDAQ Momentum Portfolio

13.	PowerShares Zacks Micro Cap Portfolio

14.	PowerShares International Dividend Achievers™ Portfolio

15.	PowerShares Dividend Achievers™ Portfolio

16.	PowerShares Aerospace & Defense Portfolio

17.	PowerShares Dynamic Building & Construction Portfolio

18.	PowerShares Dynamic Energy Exploration & Production Portfolio

19.	PowerShares Dynamic Oil & Gas Services Portfolio

20.	PowerShares Dynamic Retail Portfolio

21.	PowerShares High Yield Equity Dividend Achievers™ Portfolio

22.	PowerShares DWA Utilities Momentum Portfolio

23.	PowerShares Water Resources Portfolio

24.	PowerShares Golden Dragon China Portfolio

25.	PowerShares WilderHill Clean Energy Portfolio

26.	PowerShares Dynamic Large Cap Growth Portfolio

27.	PowerShares Dynamic Large Cap Value Portfolio

28.	PowerShares Russell Midcap Pure Growth Portfolio

29.	PowerShares Russell Midcap Pure Value Portfolio

30.	PowerShares FTSE RAFI US 1000 Portfolio

31.	PowerShares DWA Energy Momentum Portfolio

32.	PowerShares DWA Financial Momentum Portfolio

33.	PowerShares DWA Healthcare Momentum Portfolio

34.	PowerShares DWA Industrials Momentum Portfolio

35.	PowerShares Russell Top 200 Equal Weight Portfolio

36.	PowerShares Russell Midcap Equal Weight Portfolio

37.	PowerShares Russell 2000 Equal Weight Portfolio

38.	PowerShares DWA Technology Momentum Portfolio

39.	PowerShares Buyback Achievers™ Portfolio

40.	PowerShares FTSE RAFI US 1500 Small-Mid Portfolio

41.	PowerShares Cleantech™ Portfolio

42.	PowerShares DWA Basic Materials Momentum Portfolio

43.	PowerShares DWA Consumer Cyclicals Momentum Portfolio

44.	PowerShares DWA Consumer Staples Momentum Portfolio

45.	PowerShares Financial Preferred Portfolio

46.	PowerShares Global Listed Private Equity Portfolio

47.	PowerShares DWA Momentum Portfolio

48.	PowerShares S&P 500® Quality Portfolio

49.	PowerShares WilderHill Progressive Energy Portfolio

50.	PowerShares S&P 500 BuyWrite Portfolio

51.	PowerShares NASDAQ Internet Portfolio

52.	PowerShares Russell Top 200 Pure Growth Portfolio

53.	PowerShares Russell Top 200 Pure Value Portfolio

PowerShares Exchange-Traded Fund Trust II

54.	PowerShares FTSE RAFI Asia Pacific ex-Japan Portfolio

55.	PowerShares FTSE RAFI Developed Markets ex-U.S. Small-Mid Portfolio

56.	PowerShares FTSE RAFI Developed Markets ex-U.S. Portfolio

57.	PowerShares FTSE RAFI Emerging Markets Portfolio

58.	PowerShares Global Water Portfolio

59.	PowerShares Global Clean Energy Portfolio

60.	PowerShares S&P International Developed Quality Portfolio

61.	PowerShares 1-30 Laddered Treasury Portfolio

62.	PowerShares Emerging Markets Sovereign Debt Portfolio

63.	PowerShares Fundamental High Yield® Corporate Bond Portfolio

64.	PowerShares National AMT-Free Municipal Bond Portfolio

65.	PowerShares New York AMT-Free Municipal Bond Portfolio

66.	PowerShares California AMT-Free Municipal Bond Portfolio

67.	PowerShares VRDO Tax-Free Weekly Portfolio

68.	PowerShares DWA Developed Markets Momentum Portfolio

69.	PowerShares DWA Emerging Markets Momentum Portfolio

70.	PowerShares DWA Momentum & Low Volatility Rotation Portfolio

71.	PowerShares Preferred Portfolio

72.	PowerShares International Corporate Bond Portfolio

73.	PowerShares Taxable Municipal Bond Portfolio

74.	PowerShares Emerging Markets Infrastructure Portfolio

75.	PowerShares Global Agriculture Portfolio

76.	PowerShares Global Gold and Precious Metals Portfolio

77.	PowerShares CEF Income Composite Portfolio

78.	PowerShares S&P SmallCap Consumer Discretionary Portfolio

79.	PowerShares S&P SmallCap Consumer Staples Portfolio

80.	PowerShares S&P SmallCap Energy Portfolio

81.	PowerShares S&P SmallCap Financials Portfolio

82.	PowerShares S&P SmallCap Health Care Portfolio

83.	PowerShares S&P SmallCap Industrials Portfolio

84.	PowerShares S&P SmallCap Information Technology Portfolio

85.	PowerShares S&P SmallCap Materials Portfolio

86.	PowerShares S&P SmallCap Utilities Portfolio

87.	PowerShares KBW Premium Yield Equity REIT Portfolio

88.	PowerShares KBW High Dividend Yield Financial Portfolio

89.	PowerShares KBW Property & Casualty Insurance Portfolio

90.	PowerShares S&P 500® High Beta Portfolio

91.	PowerShares S&P MidCap Low Volatility Portfolio

92.	PowerShares S&P 500® High Dividend Low Volatility Portfolio

93.	PowerShares S&P SmallCap Low Volatility Portfolio

94.	PowerShares S&P 500® Low Volatility Portfolio

95.	PowerShares Senior Loan Portfolio

96.	PowerShares Fundamental Investment Grade Corporate Bond Portfolio

97.	PowerShares KBW Bank Portfolio

98.	PowerShares KBW Regional Banking Portfolio

99.	PowerShares Chinese Yuan Dim Sum Bond Portfolio

100.	PowerShares S&P International Developed Momentum Portfolio

101.	PowerShares S&P International Developed Low Volatility Portfolio

102.	PowerShares S&P International Developed High Dividend Low Volatility Portfolio

103.	PowerShares S&P Emerging Markets Momentum Portfolio

104.	PowerShares S&P Emerging Markets Low Volatility Portfolio

105.	PowerShares DWA SmallCap Momentum Portfolio

106.	PowerShares Global Short Term High Yield Bond Portfolio

107.	PowerShares Contrarian Opportunities Portfolio

108.	PowerShares International BuyBack Achievers™ Portfolio

109.	PowerShares Variable Rate Preferred Portfolio

110.	PowerShares LadderRite 0-5 Year Corporate Bond Portfolio

111.	PowerShares Russell 1000 Equal Weight Portfolio

112.	PowerShares Emerging Markets Currency Hedged Low Volatility Portfolio

113.	PowerShares Developed EuroPacific Currency Hedged Low Volatility Portfolio

114.	PowerShares Europe Currency Hedged Low Volatility Portfolio

115.	PowerShares Japan Currency Hedged Low Volatility Portfolio

116.	PowerShares S&P 500 ex-Rate Sensitive Low Volatility Portfolio

117.	PowerShares S&P 500 Momentum Portfolio

118.	PowerShares S&P 500 Value Portfolio

119.	PowerShares Russell 1000 Low Beta Equal Weight Portfolio

120.	PowerShares FTSE International Low Beta Equal Weight Portfolio

121.	PowerShares DWA Tactical International Rotation Portfolio

122.	PowerShares DWA Tactical Sector Rotation Portfolio

123.	PowerShares DWA Tactical Multi-Asset Income Portfolio

124.	PowerShares S&P 500 Value With Momentum Portfolio

125.	PowerShares S&P SmallCap High Dividend Low Volatility Portfolio

126.	PowerShares S&P SmallCap Quality Portfolio

127.	PowerShares Treasury Collateral Portfolio

PowerShares India Exchange-Traded Fund Trust

128.	PowerShares India Portfolio (including PowerShares Mauritius)

PowerShares Actively Managed Exchange-Traded Fund Trust

129.	PowerShares Active U.S. Real Estate Fund

130.	PowerShares Government Collateral Pledge Portfolio

131.	PowerShares S&P 500® Downside Hedged Portfolio

132.	PowerShares Multi-Strategy Alternative Portfolio

133.	PowerShares Variable Rate Investment Grade Portfolio

134.	PowerShares Balanced Multi-Asset Allocation Portfolio

135.	PowerShares Conservative Multi-Asset Allocation Portfolio

136.	PowerShares Growth Multi-Asset Allocation Portfolio

137.	PowerShares Moderately Conservative Multi-Asset Allocation Portfolio

PowerShares Actively Managed Exchange-Traded Commodity Fund Trust

138.	PowerShares Optimum Yield Diversified Commodity Strategy No K-1 Portfolio

139.	PowerShares Bloomberg Commodity Strategy Portfolio

140.	PowerShares Agriculture Commodity Strategy No K-1 Portfolio

141.	PowerShares Base Metals Commodity Strategy No K-1 Portfolio

142.	PowerShares Energy Commodity Strategy No K-1 Portfolio

PowerShares Exchange-Traded Self-Indexed Fund Trust

SCHEDULE B

The premium of the Bond shall be allocated 20% to each Trust, one-half per capita and one-half pro rata by assets to each Series.

B-1

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

April 6, 2018	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective April 6, 2018, to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$15,000,000
Insuring Agreement C-	ON PREMISES	$15,000,000
Insuring Agreement D-	IN TRANSIT	$15,000,000
Insuring Agreement E-	FORGERY OR ALTERATION	$15,000,000
Insuring Agreement F-	SECURITIES	$15,000,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$15,000,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$15,000,000
Insuring Agreement J-	COMPUTER SECURITY	$15,000,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER

PowerShares Exchange-Traded Fund Trust		07722117B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

See Below	July 31, 2017 to July 31, 2018	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
• PowerShares Dow Jones Industrial Average Dividend Portfolio
• PowerShares Insider Sentiment Portfolio
• PowerShares Zacks Mid-Cap Portfolio
• PowerShares Zacks Multi-Asset Income Portfolio
• PowerShares S&P Spin-Off Portfolio
• PowerShares Wilshire Micro-Cap Portfolio
• PowerShares S&P 100® Equal Weight Portfolio
• PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio
• PowerShares S&P 500® Equal Weight Consumer Staples Portfolio
• PowerShares S&P 500® Equal Weight Energy Portfolio
• PowerShares S&P 500® Equal Weight Portfolio
• PowerShares S&P 500® Equal Weight Financials Portfolio
• PowerShares S&P 500® Equal Weight Health Care Portfolio
• PowerShares S&P 500® Equal Weight Industrials Portfolio
• PowerShares S&P 500® Equal Weight Materials Portfolio
• PowerShares S&P 500® Equal Weight Real Estate Portfolio
• PowerShares S&P 500® Equal Weight Technology Portfolio
• PowerShares S&P 500® Equal Weight Utilities Portfolio
• PowerShares S&P 500® Pure Growth Portfolio
• PowerShares S&P 500® Pure Value Portfolio
• PowerShares S&P 500® Top 50 Portfolio
• PowerShares S&P MidCap 400® Equal Weight Portfolio
• PowerShares S&P MidCap 400® Pure Growth Portfolio
• PowerShares S&P MidCap 400® Pure Value Portfolio
• PowerShares S&P SmallCap 600® Equal Weight Portfolio

• PowerShares S&P SmallCap 600® Pure Growth Portfolio
• PowerShares S&P SmallCap 600® Pure Value Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust	April 6, 2018

• PowerShares S&P Global Dividend Opportunities Index Portfolio
• PowerShares China Real Estate Portfolio
• PowerShares Frontier Markets Portfolio
• PowerShares Zacks International Multi-Asset Income Portfolio
• PowerShares MSCI Global Timber Portfolio
• PowerShares Shipping Portfolio
• PowerShares China All-Cap Portfolio
• PowerShares S&P Global Water Index Portfolio
• PowerShares MSCI Emerging Markets Equal Country Weight Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust II	April 6, 2018

• PowerShares Ultra Short Duration Portfolio
• PowerShares Total Return Bond Portfolio, each a series fund of:

PowerShares Actively Managed Exchange-Traded Fund Trust	April 6, 2018

• PowerShares BulletShares 2018 Corporate Bond Portfolio
• PowerShares BulletShares 2018 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2019 Corporate Bond Portfolio
• PowerShares BulletShares 2019 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2020 Corporate Bond Portfolio
• PowerShares BulletShares 2020 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2021 Corporate Bond Portfolio
• PowerShares BulletShares 2021 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2022 Corporate Bond Portfolio
• PowerShares BulletShares 2022 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2023 Corporate Bond Portfolio
• PowerShares BulletShares 2023 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2024 Corporate Bond Portfolio
• PowerShares BulletShares 2024 High Yield Corporate Bond Portfolio
• PowerShares BulletShares 2025 Corporate Bond Portfolio
• PowerShares BulletShares 2026 Corporate Bond Portfolio
• PowerShares BulletShares 2027 Corporate Bond Portfolio
• PowerShares Defensive Equity Portfolio
• PowerShares U.S. Large Cap Optimized Volatility Portfolio

• PowerShares Multi-Factor Large Cap Portfolio, each a series fund of:

PowerShares Exchange-Traded Self-Indexed Fund Trust	April 6, 2018

• PowerShares BRIC Portfolio
• PowerShares Raymond James SB-1 Equity Portfolio
• PowerShares Wilshire US REIT Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust	May 18, 2018

• PowerShares Canadian Energy Income Portfolio
• PowerShares China Small Cap Portfolio
• PowerShares China Technology Portfolio
• PowerShares S&P High Income Infrastructure Portfolio
• PowerShares Solar Portfolio, each a series fund of:

PowerShares Exchange-Traded Fund Trust II	May 18, 2018

• PowerShares BulletShares 2025 High Yield Corporate Bond Portfolio, a series fund of:

PowerShares Exchange-Traded Self-Indexed Fund Trust	May 18, 2018

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

Approval of Addition to Fidelity Bond with Allocation Agreement

RESOLVED, that after giving due consideration to the value of the aggregate assets of PowerShares Exchange-Traded Fund Trust, PowerShares Exchange-Traded Fund Trust II, PowerShares Actively Managed Exchange-Traded Fund Trust and PowerShares Exchange-Traded Self-Indexed Fund Trust (collectively, the “Trusts”), the access to such assets, the types and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trusts’ portfolios, the nature and method of conducting the Trusts’ operations, and the accounting procedures and controls of the Trusts, the coverage against larceny and embezzlement provided under the current fidelity bond (the “Bond”) issued by ICI Mutual Insurance Company in the amount of $12.5 million, which amount shall be increased to $15 million upon the closing of the transaction pursuant to which Invesco Ltd. will acquire the Guggenheim Capital LLC ETF business, is deemed by the Board of Trustees, including a majority of the Trustees who are not “interested persons” of the Trusts (as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)), to be adequate as to amount, type and form and in the best interests of the new series of the Trusts listed on Appendix A (the “New Funds”), and therefore, the appropriate officers of the Trusts be, and each hereby is, authorized to cause the New Funds to be added to the Bond for the remainder of its current term; and it is further

RESOLVED, that the Board of Trustees of PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust, on behalf of PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust and their existing series, does hereby approve the addition of the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the Board of Trustees of the Trusts, on behalf of the New Funds, does hereby approve the addition of the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the officers of the Trusts be, and each of them hereby is, authorized and directed to add the New Funds to the joint allocation agreement among the Trusts and PowerShares India Exchange-Traded Fund Trust and PowerShares Actively Managed Exchange-Traded Commodity Fund Trust concerning the Bond; and it is further

RESOLVED, that the proper officers of the Trusts be, and each of them hereby is, authorized and directed at all times to take all actions necessary to assure compliance with these resolutions and Rule 17g-1 under the 1940 Act.